Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

The following summary description of the capital stock of Innovative Solutions and Support, Inc. (the “Company”) is not meant to be a complete description of each security. The description is qualified by reference to the Company’s Amended and Restated Articles of Incorporation (the “Charter”) and Amended and Restated Bylaws (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part.

General

The Company’s authorized capital stock consists of (1) 75,000,000 shares of Common Stock, $.001 par value and (2) 10,000,000 shares of Preferred Stock, $.001 par value, of which 200,000 shares are authorized as Class A Convertible stock. As of November 30, 2019, there were 16,909,036 issued and outstanding shares of Common Stock and no issued or outstanding shares of Preferred Stock. The holders of the Company’s Common Stock do not have preemptive, redemption or conversion rights.

Voting

The Company does not have any other classes of voting stock outstanding other Common Stock. Each share of Common Stock is entitled to one vote, and there are no cumulative voting rights when voting for directors.

Dividends

The declaration and payment of any dividends is within the discretion of the Company’s Board of Directors (the “Board”).

Liquidation and Dissolution

In the event of our liquidation, dissolution or winding up, the holders of the Company’s Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding.

Listing

The Company’s Common Stock is listed on The Nasdaq Global Select Market under the symbol “ISSC”.

Securities Authorized for Issuance Under Equity Compensation Plans

The Company has two share-based compensation plans: (1) the 2009 Stock-Based Incentive Compensation Plan, which terminated with respect to the grant of any new awards on January 20, 2019, and (2) the 2019 Stock-Based Incentive Compensation Plan, under which no awards have yet been granted as of September 30, 2019. For the complete terms of each of the foregoing share-based compensation plans, please refer to the copies thereof which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this exhibit is a part.

Anti-Takeover Provisions of the Company’s Charter and Bylaws and Pennsylvania Law

Some sections of the Company’s Charter and Bylaws and provisions of Pennsylvania law may discourage certain transactions involving a change in control of the Company. For example, the Pennsylvania Business Corporation Law permits the Board to consider the interests of constituencies other than the shareholders when deciding what will be in the best interests of the Company. In addition, under the Company’s Charter, the Board has the power to alter, amend, and repeal the Company’s Bylaws without shareholder approval, except as to any subjects that are expressly committed to the shareholders by the terms of the Company’s Bylaws, by Section 1504 of the Pennsylvania Business Corporation Law or otherwise. Certain other provisions of the Company’s Charter and Bylaws could have the effect of preventing or delaying a change in control of the Company, including (1) the advance notification procedures governing certain shareholder nominations of candidates for the Board and for certain other shareholder business to be conducted at an annual meeting, (2) the absence of authority for shareholders to call special shareholders meetings, except as may be required by law, and (3) the absence of authority for shareholder action by written consent, except as may be required by law.